Exhibit 4.56

Rights and Obligations Assumption Letter

This entity, Shanghai Huodai Commercial Information Consulting Co., Ltd., is the subsidiary of BGY Education Investment Management Co., Ltd. (“Investor”) registered in Shanghai city at the Jingan District branch office of the Administration for Market Regulation on December 14, 2017. The Investor holds 51% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Shanghai Huodai Commercial Information Consulting Co., Ltd.

(Seal) Shanghai Huodai Commercial Information Consulting Co., Ltd. Affixed

By:	/s/ Xi Yu
Name:	Xi Yu
Title:	Legal Representative
Date:	July 20, 2020